

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

William Enright
Chief Executive Officer
Vaccitech plc
The Schrödinger Building
Heatley Road
The Oxford Science Park
Oxford, OX4 4GE
United Kingdom

> **Re: Vaccitech plc**
> **Registration Statement on Form S-3**
> **Filed June 22, 2022**
> **File No. 333-265763**

Dear Mr. Enright:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert E. Puopolo, Esq.